Filed Pursuant to Rule 433

Registration No. 333-219092

November 29, 2018

BB&T Corporation

Pricing Term Sheet

November 29, 2018

Medium-Term Notes, Series G (Senior)

$1,000,000,000

3.750% Senior Notes due December 6, 2023

Issuer	BB&T Corporation

Security	3.750% Senior Notes due December 6, 2023

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$1,000,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Maturity	December 6, 2023

Coupon	3.750%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	November 6, 2023

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The issuer shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the notes.

Benchmark Treasury	2.875% US Treasury due October 31, 2023

Spread to Benchmark Treasury	+93 bps

Benchmark Treasury Spot and Yield	100-03; 2.854%

Price to Public	99.846% of face amount

Proceeds (Before Expenses) to Issuer	$998,460,000 (99.846%)

Interest Payment Dates	June 6 and December 6 of each year, commencing June 6, 2019

Trade Date	November 29, 2018

Settlement Date	December 6, 2018 (T+5)

Use of Proceeds	General corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the issuer’s subsidiaries.

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FBF9 / US05531FBF99

Joint Book-Running Managers	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526 and Morgan Stanley & Co. LLC toll-free at (866) 718-1649.